UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-19437

CELLULAR TECHNICAL SERVICES COMPANY, INC.
(Name of Small Business Issuer in its charter)
Delaware		11-2962080
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer I.D. No.)
20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
(Address of principal executive offices and Zip Code)
(516) 568-0100
(Registrant’s telephone number, including area code)

CELLULAR TECHNICAL SERVICES COMPANY, INC.
20 East Sunrise Highway, Suite 200
Valley Stream, NY 11581

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

        This Information Statement is being mailed on or about August 24, 2007 to the holders of record at the close of business on August 23, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”), of Cellular Technical Services Company, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the terms of that certain Share Transfer, Exchange and Contribution Agreement, dated as of July 25, 2007 (the “Share Exchange Agreement”), by and among the Company, SafeStitch LLC, a Virginia limited liability company (“SafeStitch”) and the members of Safestitch identified therein. The transactions contemplated by the Share Exchange Agreement are expected to be consummated in early September, 2007, but in no event later than September 30, 2007 (the “Closing”).

        This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

WE  ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES AND CHANGE OF CONTROL

        As of the Record Date, there were 4,794,257 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the stockholders are entitled to vote.

        On July 25, 2007, the Company signed the Share Exchange Agreement, pursuant to which, the Company will acquire all of the issued and outstanding membership interests in SafeStitch in exchange for 11,256,369 newly issued shares of Common Stock, representing approximately 70% of the Common Stock then issued and outstanding. The signing of the Share Exchange Agreement and the consummation of the transactions contemplated thereby will result in a change of control of the Company to the members of SafeStitch, as a group.

        At the Closing, the Company expects its current Board of Directors, other than Dr. Jane Hsaio and Richard C. Pfenniger, to resign and to be replaced by Dr. Charles Filipi, Steven Rubin, Jeffrey G. Spragens, Dr. Kevin Wayne and Kenneth B. Heithoff, M.D. as new members of the Board of Directors of the Company. The Company also expects that at the Closing all of its current officers and executive officers (other than Kenneth Block, as Chief Financial Officer) will resign and be replaced by the existing officers of SafeStitch to their equivalent positions at the Company as set forth under the caption “DIRECTORS AND EXECUTIVE OFFICERS” beginning on page 6 of this Information Statement.

        Pursuant to the terms of the Share Exchange Agreement, The Frost Group, LLC and Jeffery G. Spragens, will be providing a line of credit to the Company an aggregate principal amount of up to $4,000,000, and the Company will be obligated to pay interest thereon at a rate of 10% per annum. In connection with entering into the line of credit, the Company will grant warrants to purchase a total of 805,521 shares of its Common Stock to The Frost Group, LLC and Mr. Spragens. Dr. Hsiao, a current director (and continuing as a director after the Closing), and Mr. Rubin, an incoming director, and a trust controlled by Dr. Frost, a current director, are members of The Frost Group, LLC. At the Closing, the Board of Directors will elect Mr. Spragens as a director to serve until the next annual meeting of stockholders and appoint him Chief Executive Officer and President of the Company.

        As of the date of this Information Statement, the closing of the transactions contemplated by the Share Exchange Agreement has not occurred and there has not yet been a change in control of the Company. This Information Statement is being provided in anticipation of the Closing and the changes expected to be implemented if all conditions to the Closing are satisfied or waived. If the conditions to be satisfied are not fully met or waived in a timely fashion, the transactions described in this Information Statement may not occur, and there may not be a change in control of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to the proposed beneficial ownership of the Company’s Common Stock immediately before and after the Closing by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the Closing;

•	each current director and each person that will become a director following the Closing;

•	each of the named executive officers of the Company listed in the table under the caption “EXECUTIVE COMPENSATION” beginning on page 12 of this Information Statement;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the Closing.

        Unless otherwise indicated, each person or group has sole voting and investment power with respect to such shares. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person or group has the right to acquire within 60 days. For purposes of computing the percent of outstanding shares held by each person or group named above as of a given date, any shares which such person or group has the right to so acquire are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person or group.

Name and Address of Beneficial Owner	Before Closing of the Share Exchange Agreement(1)		After Closing of the Share Exchange Agreement (2)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Phillip Frost, M.D.	1,425,000(3)	29.7%	4,799,348(4)	28.5%
c/o Frost Administrative Services
4400 Biscayne Blvd. Suite 660
Miami, FL 33137
Frost Gamma Investments Trust	1,425,000(3)	29.7%	4,799,348(4)	28.5%
4400 Biscayne Boulevard
Suite 1500
Miami, Florida 33137
The Frost Group, LLC	-	-	785,383(5)	4.8%
4400 Biscayne Boulevard
Suite 1500
Miami, Florida 33137
Stephen Katz	331,103(6)	6.9%	331,103(6)	2.1%
20 East Sunrise Highway
Valley Stream, NY 11581
Dr. Jane Hsiao	215,000	4.5%	3,589,348(7)	21.3%
4400 Biscayne Blvd
Miami, FL 33137
Richard Pfenniger, Jr.	115,000	2.4%	115,000	*
7200 Corporate Center Drive
Suite 600
Miami, FL 33126
Lawrence J. Schoenberg	85,350(8)	1.8%	85,350(8)	*
415 L'ambiance Drive F708
Longboat Key FL 34228
Joshua J. Angel	81,150(9)	1.7%	81,150(9)	*
460 Park Avenue
New York, NY 10022
Kenneth Block	7,500	*	7,500	*
20 East Sunrise Highway
Valley Stream, NY 11581
Jeffrey G. Spragens	-	-	2,834,230(10)	17.6%
7124 Fisher Island Drive
Miami Beach, FL 33109
Charles Filipi, M.D.	-	-	2,814,092(11)	17.5%

Name and Address of Beneficial Owner	Before Closing of the Share Exchange Agreement(1)		After Closing of the Share Exchange Agreement (2)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock
12370 Rose Lane
Omaha, NE 68154
Steven Rubin	15,000	*	1,025,511(12)	6.1%
4400 Biscayne Boulevard
Miami, FL 33137
Stewart B. Davis, M.D.	-	*	0(13)
4400 Biscayne Boulevard
Suite 1200
Miami, Florida 33137
Kenneth Heithoff, M.D.	-	*	0	*
5775 Wayzata Boulevard
Suite 190
Minneapolis, Minnesota 55416
Dr. Kevin Wayne	-	*	0	*
24 Pine Tree Lane
Lowell, Massachusetts 01854
Directors and Officers	2,252,603(15)	46.4%	9,592,798(16)	56.8%
as a Group (14)

+

_________________

*	Less than 1%

(1)	Based on 4,794,257 shares of Common Stock outstanding.

(2)	Based on 16,050,626 shares of Common Stock outstanding, assuming the consummation of the transactions contemplated the Share Exchange Agreement.

(3)

These shares are held by Frost Gamma Investments Trust (“Frost Trust”), of which Dr. Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost Nevada Corporation. As such, Dr. Frost may be deemed the beneficial owner of all shares owned by the Frost Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Frost Trust.

(4)

Includes 2,588,965 shares to be issued to Frost Gamma Investments Trust in exchange for all of its membership interests in SafeStitch. Frost Gamma Investments Trust will hold 4,013,965 shares. Dr. Phillip Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole stockholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole stockholder of Frost Nevada Corporation. The number of shares included above also includes warrants to purchase 785,383 shares to be issued to The Frost Group, LLC at Closing in connection with the Note and Security Agreement described above. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC.

(5)	At the Closing, The Frost Group, LLC will be issued warrants to purchase 785,383 shares in connection with the Note and Security Agreement described above.

(6)

Includes 41,273 shares held by a partnership controlled by Mr. Katz. Also includes 25,000 shares subject to currently exercisable options, all of which are at prices less than the market price of the Common Stock as of August 24, 2007, and 13,000 shares held by Mr. Katz as custodian for his grandchildren. Mr. Katz disclaims beneficial ownership of the securities held by his grandchildren, except to the extent of his pecuniary interest therein.

(7)

Includes 2,588,965 shares to be issued to Dr. Hsiao in exchange for all of her membership interests in SafeStitch and warrants to purchase 785,383 shares of the Common Stock to be issued to The Frost Group, LLC at the Closing in connection with the Note and Security Agreement described above. Dr. Hsiao is a member of The Frost Group, LLC. Dr. Hsiao disclaims beneficial ownership of the securities held by The Frost Group, LLC, except to the extent of her pecuniary interest therein.

(8)	Includes 17,400 shares subject to currently exercisable options, all of which are at prices less than the market price of the Common Stock as of August 24, 2007.

(9)	Includes 17,400 shares subject to currently exercisable options, all of which are at prices less than the market price of the Common Stock as of August 24, 2007.

(10)

Includes 1,688,456 shares to be issued to Mr. Spragens in exchange for all of his membership interests in SafeStitch and 562,818 shares to be issued to each of the Joy Fowler Spragens Family Trust and RSLS Investments LLC in exchange for all of their respective membership interests in SafeStitch. The Trust is an irrevocable trust established by Joy Fowler Spragens, the spouse of Mr. Spragens, for the benefit of her descendants and relatives who are unrelated to Mr. Spragens. Although Mr. Spragens is the manager of RSLS Investments LLC, RSLS Investments LLC is 100% owned by his adult children. Accordingly, Mr. Spragens disclaims any beneficial ownership of the shares held by the Joy Fowler Spragens Family Trust and RSLS Investment LLC. Also includes warrants to purchase 20,138 shares that will be issued to Mr. Spragens at Closing in connection with the Note and Security Agreement describe above.

(11)	Represents shares to be issued to Dr. Filipi in exchange for all of his membership interests in SafeStitch.

(12)

Includes 1,025,511 shares to be issued to Mr. Rubin in exchange for all of his membership interests in SafeStitch and warrants to purchase 785,383 shares of the Company’s Common Stock held by The Frost Group, LLC. Mr. Rubin is a member of The Frost Group, LLC. Mr. Rubin disclaims beneficial ownership of the securities held by The Frost Group, LLC, except to the extent of his pecuniary interest therein.

(13)

After the consummation of the transactions contemplated by the Share Exchange Agreement, the Company intends to grant Dr. Davis options with an exercise price equal to the fair market value of the Common Stock on the date of grant after adoption of the Company’s incentive compensation plan.

(14)	Consists of six persons prior to the Closing of the Share Exchange Agreement and seven persons thereafter.

(15)	Includes an aggregate of 59,800 shares subject to currently exercisable options.

(16)	Includes warrants to purchase 805,521 shares that will be issued to The Frost Group, LLC and Mr. Spragens at the Closing in connection with the Note and Security Agreement described above.

CHANGES TO THE BOARD OF DIRECTORS

        At Closing, it is anticipated that (1) Stephen Katz, the Company’s Chairman of the Board of the Directors, Chief Executive Officer and President, (2) Lawrence Schoenberg, a director, (3) Joshua Angel, a director, and (4) Dr. Phillip Frost, a director, will resign from the Board of Directors. Two of the current members of the Board of Directors of the Company, Dr. Jane Hsaio and Richard Pfenniger, will remain directors after the Closing. Also at Closing, Mr. Katz will resign from all of the offices that he holds with the Company. At such time, the Board of Directors of the Company will adopt resolutions appointing each of Dr. Charles Filipi, Steven Rubin, Jeffrey G. Spragens, Dr. Kevin Wayne and Kenneth B. Heithoff, M.D. as new members of the Board of Directors of the Company, effective as of the Closing (collectively, the “Incoming Directors”).

        To the best of the Company’s knowledge, except as set forth in the section under the heading, “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 10 of this Information Statement, none of the Incoming Directors is currently a director of, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

        The Company’s Board of Directors currently consists of six directors. At Closing, four of these six directors will resign and the current Board of Directors of SafeStitch will be appointed to the Company’s Board of Directors. Upon election of the new members of the Board of Directors, the Company anticipates that the Board of Directors will appoint new executive officers (other than Kenneth Block) as listed below.

        The names of the current officers and directors of the Company and the Incoming Directors and incoming officers and other certain information are set forth below:

Name	Age	Position(s) with the Company
Current Directors and Officers(1)
Stephen Katz	63	Chairman of the Board of Directors, Chief Executive Officer, and President
Lawrence Schoenberg	73	Director
Joshua J. Angel	71	Director
Phillip Frost, M.D.	70	Director
Dr. Jane Hsaio	59	Director
Richard C. Pfenniger, Jr.	52	Director
Kenneth Block	60	Vice President, Chief Financial Officer, and Secretary
Directors and Officers After the Closing(2)
Jane Hsaio, Ph.D., MBA	59	Director and Chairman of the Board of Directors
Jeffrey G. Spragens	65	Chief Executive Officer, President and Director
Stewart B. Davis, M.D.	27	Chief Operating Officer
Charles Filipi, M.D.	66	Medical Director and Director
Kenneth Heithoff, M.D.	63	Director
Richard Pfenniger, Jr.	52	Director
Steven D. Rubin	47	Director
Dr. Kevin Wayne	44	Director
Kenneth Block	60	Chief Financial Officer

_________________

(1)

The Company’s current Board of Directors is divided into three classes. The Board of Directors is composed of one Class I director, Mr. Angel, two Class II directors, Mr. Schoenberg and Mr. Pfenniger, and one Class III director, Mr. Katz. The terms of the Class I, Class II and Class III directors expire on the dates of the 2007, 2006 annual meetings, respectively. At each annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term. Officers are elected annually at the discretion of the Board of Directors and serve at the discretion of the Board of Directors.

(2)

Immediately after the Closing the Board of Directors will be composed of two Class I directors, Drs. Kenneth Heithoff and Kevin Wayne, two Class II directors, Richard Pfenniger, Jr. and Steven D. Rubin, and three Class III directors, Dr. Jane Hsiao, Dr. Charles Filipi and Jeffrey G. Spragens. The terms of the Class I, Class II and Class III directors will expire on the dates of the 2008 and 2009 annual meetings, respectively. At each annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term. Officers are elected annually at the discretion of the Board of Directors and serve at the discretion of the Board of Directors. The Company intends to amend its certificate of incorporation, as amended, so that at the next annual meeting of stockholders, all positions as a director will be up for election.

Current Directors and Officers

        Stephen Katz, Chairman of the Board of Directors, was Acting Chief Executive Officer and Acting President from November 1992 until February 1994, at which time he became Chief Executive Officer. Mr. Katz was re-appointed as Acting President in September 1998. Mr. Katz has been Chairman of the Board of Directors and a director of the Company since its inception and a member of the Management Committee of the predecessor partnership during the entire period of its existence. From September 1984 until September 1995, Mr. Katz was Chairman of the Board, Chief Executive Officer and until September 1993, President of Nationwide Cellular Service, Inc., which was the Company’s majority stockholder until May 1992 and its largest stockholder, owning 34% of its outstanding shares, until September 1995. At that time such shares were distributed to Nationwide’s stockholders, immediately prior to Nationwide’s merger with MCI Communications Corp. Mr. Katz served as Chief Executive Officer of Global Payment Technologies, Inc. (formerly Coin Bill Validator, Inc.) from May 1996 through March 2003 and as its Chairman of the Board from September 1996 to April 2003. Global Payment Technologies is engaged in the business of currency validation.

        Lawrence Schoenberg has been a director since September 1996. Mr. Schoenberg also serves as Director of Government Technology Services, Inc., Merisel, Inc., and Sunguard Data Services, Inc. Former directorships include Systems Center, Inc. (which was sold to Sterling Software, Inc.), SoftSwitch, Inc. (which was sold to Lotus/IBM Corp.), Forecross Corporation, Image Business Systems, Inc., and Penn America Group, Inc. Mr. Schoenberg founded AGS Computers, Inc. in 1967 and served as Chief Executive Officer until 1991. The company was sold to NYNEX in 1988. The microcomputer segment subsequently became a part of Merisel, Inc.

        Joshua J. Angel has been a director of the Company since June 2001. Mr. Angel is the founder and Senior Managing Shareholder of Angel & Frankel, P.C., a New York based law firm specializing in commercial insolvency and creditors rights. On January 3, 2006 Angel & Frankel, P.C. merged its practice with Cole, Schotz, Meisel, Forman & Leonard, P.A., a general practice law firm (“CSMFL”). Mr. Angel resigned from CSMFL on January 1, 2007 and he currently serves as senior counsel to Herrick, Feinstein LLP. Mr. Angel has a B.S. from N.Y.U. and an L.L.B. from Columbia University.

        Phillip Frost, M.D. has served as Chairman of the Board of Opko Health, Inc. (formerly known as eXegenics Inc.) since the consummation of its acquisitions of Acuity Pharmaceuticals Inc. and Froptix Corporation on March 27, 2007 and as Chief Executive Officer of Opko Health since May 2007. Dr. Frost is a member of The Frost Group, a private investment firm. Dr. Frost was named the Vice Chairman of the Board of Teva Pharmaceutical Industries, Limited, or TEVA, in January 2006 when Teva acquired IVAX Corporation. Dr. Frost had served as Chairman of the Board and Chief Executive Officer of IVAX since 1987. Dr. Frost was named Chairman of the Board of Ladenburg Thalmann Financial Services Inc., an American Stock Exchange-listed investment banking and securities brokerage firm, in July 2006 and has been a director of Ladenburg Thalmann Financial Services Inc. since March 2005. He serves on the Board of Regents of the Smithsonian Institution, is a member of the Board of Trustees of the University of Miami, is a Trustee of each of the Scripps Research Institutes, the Miami Jewish Home for the Aged, and the Mount Sinai Medical Center and is Co-Vice Chairman of the Board of Governors of the American Stock Exchange. Dr. Frost is also a director of Protalix BioTherapeutics, Inc., an American Stock Exchange-listed biotech pharmaceutical company, Continucare Corporation, an American Stock Exchange-listed provider of outpatient healthcare and home healthcare services, Northrop Grumman Corp., a New York Stock Exchange-listed global defense and aerospace company, and Modigene, Inc. a biotech pharmaceutical company.

        Jane H. Hsiao, Ph.D., MBA, has served as a director of the Company since August 2007. Dr. Hsiao also served as a director of Opko Health, Inc. since February 2007 and as Vice Chairman and Chief Technology Officer of Opko Health, Inc. since May 2007. Dr. Hsiao is a member of The Frost Group, a private investment firm. Dr. Hsiao served as the Vice Chairman-Technical Affairs of IVAX from 1995 to January 2006, when Teva acquired IVAX. Dr. Hsiao served as IVAX’s Chief Technical Officer since 1996, and as Chairman, Chief Executive Officer and President of IVAX Animal Health, IVAX’s veterinary products subsidiary, since 1998. From 1992 until 1995, Dr. Hsiao served as IVAX’s Chief Regulatory Officer and Assistant to the Chairman. Dr. Hsiao served as Chairman and President of DVM Pharmaceuticals from 1998 through 2006 and is also a director of Protalix BioTherapeutics, Inc., an American Stock Exchange-listed biotech pharmaceutical company and Modigene, Inc., a biotech pharmaceutical company.

        Richard C. Pfenniger, Jr. has been a director of the Company since April 2005. Mr. Pfenniger has been Chief Executive Officer and President of Continucare Corporation (healthcare) since October 2003, and the Chairman of Continucare’s Board of Directors since 2002. He served as CEO and Vice Chairman of Whitman Education Group, Inc. (proprietary education) from 1997 until 2003. Mr. Pfenniger is a director of GP Strategies, Inc. (corporate training).

        Kenneth Block joined the Company in September 2005 as Secretary and Chief Financial Officer. From 1991 thru 2005, Mr. Block had been the controller of Shadybrook Charter Corp. and Sunrise Charter Management Corp., each of which was a real estate management company. As of January 1, 2006, he became the controller of Manhattan Leasing Enterprises, Ltd., a lessor of exotic automobiles. Mr. Block graduated from Bernard Baruch College with a Bachelors of Business Administration degree. He is a Certified Public Accountant in the State of New York.

Directors and Officers after the Closing

        Jane Hsaio, Ph.D., MBA see above.

        Richard C. Pfenniger, Jr. see above.

        Charles Filipi, M.D. has been Medical Director of SafeStitch since 2006. He is also Professor of Surgery in the Department of Surgery at Creighton University School of Medicine in Omaha, Nebraska and has served in this position since 1999. During the last five years, Dr. Filipi served as president of the American Hernia Society, editor of the Journal Hernia and has published approximately thirty peer-reviewed articles and ten book chapters. He has been the inventor of over twenty provisional or utility patents. His primary areas of interest are intraluminal surgery for the correction of gastroesophageal reflux disease, Barrett’s esophagus, gastrointestingal bleeding and natural orifice transluminal intraperitoneal surgery.

        Steven Rubin has served as a director of Opko Health, Inc. since February 2007 and as Executive Vice President since May 2007. Mr. Rubin is a member of The Frost Group, a private investment firm. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006. Prior to joining IVAX, Mr. Rubin was Senior Vice President, General Counsel and Secretary with privately held Telergy, Inc., a provider of business telecommunications and diverse optical network solutions, from early 2000 to August 2001. In addition, he was with the Miami law firm of Stearns Weaver Miller Weissler Alhadeff & Sitterson from 1986 to 2000, in the Corporate and Securities Department. Mr. Rubin had been a shareholder of that firm since 1991 and a director since 1998. Mr. Rubin currently serves on the board of directors of Dreams, Inc., a vertically integrated sports licensing and products company.

        Jeffrey G. Spragens has been Business Manager and a member of SafeStitch since 2005. From January 2002 to December 2006 he was a member of Board of Directors of ETOC, Inc., a privately owned hotel and lodging company based in Minneapolis, Minnesota. Since April 2002 he has been a Founding Board of Directors Member and Treasurer of the Foundation for Peace, Washington, D.C. From 1990 to 1995, he was Managing Partner, Gateway Associates, Inc., a company that secured full subdivision and planning approval for properties under its control. Prior to that and from 1987 to 1994, he was one of three founding board of directors members of North American Vaccine which was an American Stock Exchange company sold to Baxter International in 1999. Mr. Spragens also has previous experience as a developer and attorney.

        Dr. Kevin Wayne is an Associate Professor of Business Administration at Rivier College in Nashua, New Hampshire and has been with the College since 2003. Prior to this and from 1999 until 2002, he was co-founder and Vice President of Onux Medical, Inc., a medical device company acquired by C.R. Bard in 2004. At Onux, Dr. Wayne was responsible for marketing and business development. He was also an Adjunct Professor of Marketing at Daniel Webster College from 2002-2003 and a Faculty Associate at Worcester Polytechnic Institute in 2002. Additionally, he has served in product development and marketing functions at Smith & Nephew Endoscopy, Visualization Technology (now part of GE), and Bard’s Endoscopy Division. His medical and surgical device experience includes work in general surgery, GI endoscopy, arthroscopy/sports medicine and computer-assisted spine and neurosurgery applications. He is a member of the Medical Device Group of Boston, the Association of University Technology Managers and the Academy of Management of University Technology Managers, the Academy of Management, and several community organizations.

        Kenneth B. Heithoff, M.D. is a director of the Center for Diagnostic Imaging (“CDI”) headquartered in Minneapolis, Minnesota, which he founded in December 1981. CDI now includes 40 clinics throughout six states, representing one of the largest teleradiology networks in the United States. Prior to that and from July 1, 1973 to June 1, 1975, Dr. Heithoff served as a Clinical Associate for the U.S. Public Health Service National Institutes of Health. Dr. Heithoff has authored and co-authored more than 40 articles and book chapters, and lectures internationally on topics related to spine imaging. He serves, and has served, on the editorial boards of several journals, including Spine and Radiology. His professional affiliations include the American College of Radiology, the North American Spine Society, the International Society for the Study of the Lumbar Spine, and the International Society of Magnetic Resonance in Medicine.

        Stewart B. Davis, M.D. has been Chief Operating Officer of SafeStitch since June 2007. Prior to that and from July 2003, Dr. Davis was Assistant Medical Director for Innovia LLC, a privately-held bio medical device company in Miami, Florida and certain of its affiliates. Innovia designs implantable medical devices, many based on a novel polymer, and its affiliates focus on ophthalmology, synthetic vascular grafts, vascular access grafts, and percutaneous heart valves. From 2006 he has also been managing partner and medical director of Parasol International, LLC, a privately-owned global healthcare advisory firm. Dr. Davis graduated from The University of Miami School of Medicine in 2003.

      Kenneth Block see above.

LEGAL PROCEEDINGS

        To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except with respect to the Share Exchange Agreement and as described in the following paragraphs, none of the Company’s directors or officers, nor any of the Incoming Directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2006 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any Incoming Director is indebted to the Company.

        Dr. Jane Hsaio, a current director of the Company, is also a member of SafeStitch. Dr. Phillip Frost, also a current director of the Company, is the trustee of a trust that is the largest holder of the Company’s shares of Common Stock outstanding. That trust is also a member of SafeStitch. Also, Jeffrey G. Spragens and Steven D. Rubin, each to be elected a director of the Company (and Mr. Spragens to be elected Chief Executive Officer and President of the Company) at the Closing are currently members of SafeStitch. At the Closing, all of the foregoing members of SafeStitch will be issued shares of Common Stock in exchange for their respective membership interests in SafeStitch. See “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” beginning on page 2 of this Information Statement.

        Under the terms of the Share Exchange Agreement, The Frost Group, LLC and Jeffery G. Spragens, will be providing a line of credit to the Company in connection with the transaction of up to $4,000,000 and the Company will be obligated to pay interest at a rate of 10% per annum. In connection with entering into the line of credit, the Company will grant warrants to purchase a total of 805,521 shares of its Common Stock to The Frost Group, LLC and Mr. Spragens. Dr. Hsiao, a current director (and continuing as a director after the Closing), and Mr. Rubin, an Incoming Director, and a trust controlled by Dr. Frost, a current director, are members of The Frost Group, LLC.

        After the Closing, the Company’s principal corporate office will be located at 4400 Biscayne Blvd, Suite 900, Miami, Florida. This space will be rented from Frost Real Estate Holdings, LLC, which is a company controlled by Dr. Frost.

        In July 2007, the Company granted (i) 15,000 shares of Common Stock to each of Frost Gamma Investments Trust, an affiliate of Dr. Frost, a current director of the Company, Mr. Rubin, an Incoming Director and Mr. Pfenniger and Dr. Hsiao, each a current director of the Company, (ii) 71,000 shares of Common Stock to Mr.  Katz, the Chairman of the Board of Directors, Chief Executive Officer and President of the Company, (iii) 26,500 shares of Common Stock to each of Messrs. Schoenberg and Angel, each a current director of the Company, and (iv) 2,500 shares of Common Stock to Mr. Block, Chief Financial Officer of the Company. The purposes of these grants, as applicable, were for various reasons, including, without limitation, to compensate such persons for their services as directors and officers, for services performed in connection with the Share Exchange and for prior merger and acquisition services performed by such persons over the past several years.

        Additionally, in connection with the Share Exchange, Messrs. Katz, Angel and Schoenberg agreed to the cancellation of certain outstanding stock options held by each of them in exchange for the grant of 2,000 shares of Common Stock to each of them, resulting in the cancellation of 88,400, 3,200 and 20,000 stock options held by Messrs. Katz, Angel and Schoenberg, respectively, upon the issuance of such shares. Such dispositions were approved by the Board of Directors of the Company in advance and in accordance with Rules 16b-3(c) and 16b-3(d)(1), promulgated under the Exchange Act, for the purpose of exempting the dispositions under Rule 16b-3 of the Exchange Act.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Audit Committee

        The Company’s Board of Directors has a standing Audit Committee. The Audit committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act, and each member of the Audit Committee meets the independence requirements for Audit Committee members under the listing standards of the NASDAQ (SmallCap Market), on which the Company’s Common Stock was formerly listed. The Audit Committee provides assistance to the Company’s directors in fulfilling the Board of Directors’ oversight responsibility as to the Company’s accounting, auditing and financial reporting practices and as to the quality and integrity of the financial reports of the Company. The specific functions and responsibilities of the Audit Committee are set forth in the written charter of the Audit Committee adopted by the Board of Directors, attached hereto as Appendix A. The Audit Committee reviews and reassesses the charter of the Audit Committee annually and recommends any changes to the Board of Directors for approval. This committee currently consists of Messrs. Schoenberg (Chairman), Pfenniger and Angel, each of whom are independent under the NASDAQ standards. This committee held four meetings in 2006 (once per fiscal quarter). The Company’s Board of Directors has determined that Lawrence Schoenberg is an independent audit committee financial expert as defined in Item 407(d)(5)(ii) of the Exchange Act.

        The Company’s Board of Directors has reviewed and discussed with the Company’s management and Eisner LLP, the Company’s independent registered public accounting firm, the Company’s audited financial statements for the year ended of December 31, 2006 (the “Audited Financial Statements”).

        The Company’s Board of Directors has discussed with the Eisner LLP matters required to be discussed under Statement on Auditing Standards No. 61, has received and reviewed the written disclosures and the letters from Eisner LLP required by Independence Standards Board Standard No. 1, and the Company’s management has discussed with such firm its independence from the Company. The Board of Directors also discussed with management and Eisner LLP such other matters and received such assurances from them as the Company’s management has deemed appropriate. The Company’s management is responsible for the Company’s internal controls and the financial reporting process. Eisner LLP was responsible for performing an independent audit of the Company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The responsibility of the Board of Directors is to monitor and oversee these processes.

        Based on the foregoing review and discussions and a review of the reports of Eisner LLP, with respect to the Audited Financial Statements, and relying thereon, the Company’s Board of Directors has approved of the inclusion of the Audited Financial Statements in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006.

Board of Directors Lawrence Schoenberg (Chairman of the Audit Committee) Richard C. Pfenniger, Jr. Joshua J. Angel

Compensation and Stock Option Committee

        The Board of Directors has a standing Compensation and Stock Option Committee. This committee reviews and approves the compensation, bonus, and stock option grants of all officers of the Company, reviews guidelines for compensation, bonus, and stock option grants for non-officer employees and has authority and control over the administration of the Company’s stock option plans. This committee currently consists of Messrs. Angel (Chairman), Schoenberg and Pfenniger. During 2006, this committee held no meetings since Mr. Block continued to be the only officer of the Company that the Company compensated.

Nominating Committee

        The Company does not have a standing nominating committee or a committee performing similar functions. The entire Board of Directors participates in the consideration of director nominees. The Board of Directors believes that a nominating committee separate from the whole board is not necessary at this time to ensure that candidates are appropriately evaluated and selected given the size of the Company and the Board of Directors. The Board of Directors also believes that, given the Company’s size and the size of its Board of Directors, an additional committee would not add to the effectiveness of the evaluation and nomination process. For these reasons, the Board of Directors believes that it is not necessary to appoint a nominating committee. The Board of Directors does not have a charter relating to its nominating functions. The following members of the Board of Directors are independent pursuant to the NASDAQ Marketplace Rules: Lawrence J. Schoenberg, Joshua J. Angel and Richard Pfenniger.

Director Nominations

        The Board of Directors does not specify formal minimum qualifications that must be met by a nominee for director. Nor does the Board of Directors have a formalized process for identifying and evaluating nominees for director. To date, no stockholder who is not also a director has presented any candidate for consideration for board membership to the Company. Therefore, at this time, the Company does not have a formal policy relating to the consideration of any director candidates recommended by the Company’s stockholders. However, the Board of Directors believes its process for evaluation of nominees proposed by stockholders would be no different from the process of evaluating any other candidate. Stockholders should send nominations and a short biography of the nominee to Cellular Technical Services Company, Inc., 20 East Sunrise Highway, Valley Stream, NY 11581, addressed to the Board of Directors or any member or members of the Board of Directors.

        There have been no changes to the procedures by which stockholders may recommend nominees to the Company’s Board of Directors.

        During 2006, the Company’s Board of Directors did not meet. The Company does not have a formal policy with regard to its Board of Directors members’ attendance at annual meetings of stockholders. All of directors attended the Company’s last annual stockholders meeting held on June 4, 2004.

        The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the Common Stock of the Company to develop such processes. However, the new management of the Company intends to establish a process for stockholder communications in the near future.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information concerning compensation, paid or accrued, for the Named Executive Officers (as said term is defined in Item 402 of Regulation S-B) for services in all capacities to the Company during fiscal years 2006 and 2005.

	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Stephen Katz	2006	$—	$—	$—	$—	$—	$—	$—	$—
Chairman of the Board	2005	$—	$—	$—	$—	$—	$—	$—	$—
of Directors and Chief
Executive Officer
Kenneth Block	2006	$40,000	$—	$—	$—	$—	$—	$—	$40,000
Chief Financial Officer	2005	$40,000	$—	$—	$—	$—	$—	$—	$40,000

        Stephen Katz, Chairman of the Board of Directors and Chief Executive Officer of the Company, last remuneration was a grant of 71,000 shares of the Company’s Common Stock in July 2007 for services performed in connection with the Share Exchange and for prior merger and acquisition services over the past several years.

        Kenneth Block, Chief Financial Officer, is employed by the Company on a part-time, as needed basis, and has received the compensation as indicated in the “Summary Compensation Table” above. Mr. Block also received a grant of 2,500 shares of the Company’s Common Stock in 2007 for his services as an officer, for services performed in connection with the Share Exchange and for prior merger and acquisition services over the past several years.

Aggregated Option Exercises in 2006 and Year-End Option Values

        The following table sets forth information with respect to the Outstanding Equity Awards as of December 31, 2006 for the Named Executive Officers.

Option Awards							Stock Awards
Name	Option Grant Date	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (#)
Stephen Katz	6/10/2004	15,000	—	—	0.73	6/10/2014	—	—	—	—
	9/23/2002	4,000	1,000	—	0.99	9/23/2012	—	—	—	—
	9/23/2002	5,000	—	—	0.99	9/23/2012	—	—	—	—
	9/10/2001	3,750	—	—	2.74	9/10/2011	—	—	—	—
	9/10/2001	11,250	—	—	2.74	9/10/2011	—	—	—	—
	6/14/1999	3,400	—	—	3.28	6/14/2009	—	—	—	—
	6/21/2000	41,794	—	—	8.00	6/21/2010	—	—	—	—
	6/21/2000	23,206	—	—	8.00	6/21/2010	—	—	—	—
	3/22/2000	5,000	—	—	11.34	3/22/2010	—	—	—	—
Kenneth Block	—	—	—	—	—	—	—	—	—	—

Since December 31, 2006, no additional options were granted. In 2007, certain options held by Mr. Katz were canceled in consideration for a grant of 2,000 shares of Common Stock. See the section under the heading, “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 10 of this Information Statement for further information.

DIRECTOR COMPENSATION

        No cash, stock awards, option awards, non-equity incentive plan compensation, non-qualified deferred compensation earnings or any other compensation was paid to any Director during 2006. See the section under the heading, “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 10 of this Information Statement for director stock grants in 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to fiscal 2006, the Company believes that there were no late or delinquent filings.

Appendix A

CELLULAR TECHNICAL SERVICES COMPANY, INC.
Audit Committee Charter as Amended and Restated on April 19, 2004

ARTICLE I PURPOSES

The purposes of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Cellular Technical Services Company, Inc. (the “Company”) is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company and to assist the Board in fulfilling the Board’s oversight responsibilities with respect to:

•	the integrity of the Company’s financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditors’qualifications and independence; and

•	the performance of the independent auditors.

The Committee shall also have the responsibility for the Committee’s report, made pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be included in the Company’s annual proxy statement.

ARTICLE II COMPOSITION OF THE COMMITTEE

Section 1. Number. The Committee shall consist of no fewer than three members of the Board.

Section 2. Qualifications. Each Committee member shall have all of the following qualifications:

A.     Each Committee member shall meet the independence criteria of the Securities and Exchange Commission (“SEC”) and any national securities exchange or automated quotation system on which the Company is listed.

B.     Each Committee member shall, at the time of his or her appointment, satisfy all other requirements imposed by the SEC and the national securities exchange or automated quotation system on which the Company’s common stock is principally traded. Unless otherwise determined by the Board of Directors, at least one member of the Committee shall have accounting or related financial management expertise sufficient to meet the criteria of an audit committee financial expert as defined in Item 401(h) of SEC Regulation S-K. The Board shall determine, in its business judgment, whether at least one member has sufficient accounting or related financial management expertise to meet the audit committee financial expert criteria. The designation or identification of a person as an audit committee financial expert shall not (1) impose on such person any duties, obligations or liability greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation or identification, or (2) affect the duties, obligations or liability of any other member of the Committee or the Board.

Section 3. Appointment and Removal. The Board shall appoint Committee members and appoint a Committee Chairman from among those members. Each Committee member shall serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a member of the Board.

ARTICLE III DUTIES OF THE COMMITTEE

The Committee is responsible for overseeing the Company’s financial reporting process on behalf of the Board. The Company’s management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s interim financial statements. The independent auditors are ultimately accountable to the Board and the Committee, as representatives of the Company’s stockholders. As used in this Charter, the term “independent auditor” means any independent auditor, including one constituting a “registered public accounting firm” (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company.

ARTICLE IV RESPONSIBILITIES OF THE COMMITTEE

Section 1. Retain the Independent Auditors. The Committee shall directly (1) appoint, retain, terminate and determine the compensation of and oversee the work of the independent auditors, (2) oversee the resolution of disagreements between the Company’s management and the independent auditors, (3) pre-approve all audit services provided by the independent auditors, and (4) pre-approve any non-audit services with the independent auditors, subject to the de minimus exception contained in Section 10A of the Exchange Act. The Committee may delegate the authority to grant pre-approvals and approvals required by Section 10A of the Exchange Act for services provided by independent auditors to one or more independent members of the Committee, subject to the delegated member or members reporting any such pre-approvals to the Committee at its next scheduled meeting.

Section 2. Review and Discuss the Independence of the Auditors. In connection with the retention of the Company’s independent auditors, the Committee shall, at least annually, review and discuss the information provided by management and the independent auditors relating to the independence of the audit firm, including, among other things, information related to the non-audit services provided and expected to be provided by the auditors, rotation of lead and concurring audit partners and restrictions on hiring of employees or partners of the independent auditors.

Section 3. Review and Discuss the Audit Plan. The Committee shall review and discuss with the independent auditors the plans for, and the scope of, the annual audit and other examinations, including the adequacy of staffing and compensation.

Section 4. Review and Discuss Conduct of the Audit. The Committee shall review and discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, as well as any audit problems or difficulties and management’s response, including (1) any restriction on audit scope or on access to requested information, (2) any significant disagreements with management, and (3) significant issues discussed with the independent auditors’ national office. The Committee shall seek to resolve all disagreements between management and the independent auditors regarding financial reporting.

Section 5. Review and Discuss Financial Statements and Disclosures. The Committee shall review and discuss with appropriate officers of the Company and the independent auditors the annual audited and quarterly financial statements of the Company, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the disclosures regarding internal controls and other matters required to be reported to the Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and all rules promulgated thereunder by the SEC.

Section 6. Review and Discuss the Systems of Internal Accounting Controls. The Committee shall review and discuss with the independent auditors the adequacy of the Company’s internal accounting controls, the Company’s financial, auditing and accounting organizations and personnel, and the Company’s policies and compliance procedures with respect to business practices which shall include the disclosures regarding internal controls and matters required to be reported to the Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and all rules promulgated thereunder by the SEC.

Section 7. Review and Discuss the Audit Results. The Committee shall review and discuss with the independent auditors (1) the report of their annual audit, or proposed report of their annual audit, (2) the accompanying management letter, if any, (3) the reports of their reviews of the Company’s interim financial statements conducted in accordance with Statement on Auditing Standards No. 100, and (4) the reports of the results of such other examinations outside of the course of the independent auditors’ normal audit procedures that the independent auditors may from time to time undertake. The foregoing shall include the reports required by Section 204 of the Sarbanes-Oxley Act of 2002 and, as appropriate, (1) a review of major issues regarding (a) accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles and (b) the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies, (2) a review of analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles (“GAAP”) on the financial statements, and (3) a review of the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

Section 8. Discuss Risk Management Policies. The Committee shall discuss policies with respect to risk assessment and risk management to assess and manage the Company’s exposure to risk, including the Company’s major financial risk exposures and the steps management has taken to monitor and control these exposures.

Section 9. Establish Procedures for Complaints Regarding Financial Statements or Accounting Policies. The Committee shall establish procedures for (1) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee shall discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any complaints or concerns regarding the Company’s financial statements or accounting policies.

Section 10. Review and Discuss Other Matters. The Committee shall review and discuss with management or the independent auditors such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

Section 11. Make Board Reports. The Committee shall report its activities to the Board in such manner and at such times, but at least quarterly, as the Committee or the Board deems appropriate. Such report shall include the Committee’s conclusions with respect to its evaluation of the independent auditors.

Section 12. Other Duties. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.

ARTICLE V MEETINGS OF THE COMMITTEE

The Committee shall meet in person or telephonically at least quarterly, or more frequently as it may determine necessary, to comply with its responsibilities as set forth herein. The Committee Chairman shall, in consultation with the other members of the Committee, the Company’s independent auditors and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing an agenda therefore and supervising the conduct thereof. Any Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting. The Committee Chairman or a majority of the Committee members may call a meeting of the Committee at any time. A majority of the number of Committee members shall constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Committee members present at a Committee meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law, the Company’s certificate of incorporation or bylaws, or this Charter.

The Committee may request any officer or employee of the Company or the Company’s outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any member, consultant or retained expert of the Committee. The Committee shall meet with the Company’s management and the independent auditors periodically in separate private sessions to discuss any matter that the Committee believes should be discussed privately.

ARTICLE VI RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate, in the Committee’s discretion, to discharge its responsibilities and carry out its duties as required by law, including access to all books, records, facilities and personnel of the Company and the authority to engage outside auditors for special audits, reviews and other procedures and to engage independent counsel and other advisors, experts or consultants. In addition, by adoption of this Charter, the Board authorizes funding for the Committee appropriate, in the Committee’s discretion, for the discharge of the Committee’s functions and responsibilities.

ARTICLE VII AUDIT COMMITTEE REPORT

The Committee, with the assistance of management and advice from the independent auditors and outside legal counsel, shall prepare the audit committee report to be included in the Company’s proxy statement relating to the Company’s annual meeting of stockholders.

ARTICLE VIII REVIEW OF CHARTER

The Committee shall periodically conduct a review and reassessment of the adequacy of this Charter, and recommend any changes to the Board. The Committee shall conduct this charter review and reassessment in such manner as the Committee, in its business judgment, deems appropriate.

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